Exhibit 99.5

(Incorporated in the Cayman Islands with limited liability)

(AIM/Nasdaq Code: HCM; HKEX Stock Code: 13)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

I/We (Note 1)
of (address)

being the registered holder(s) of (Note 2)_____________________________________ ordinary shares of HUTCHMED (China) Limited (the “Company”) hereby appoint the Chairman of the Meeting or_____________________________________________________________________________________

of (address)

and (email address)

to act as my/our proxy (Note 3) at the Annual General Meeting of the Company (the “Meeting”) to be held as an electronic/hybrid meeting at 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong (the “Principal Meeting Place”) with electronic access through an online platform on Tuesday, May 12, 2026 at 4:00 pm Hong Kong time (9:00 am London time) (or, in the event that a tropical cyclone warning signal no. 8 or above, a black rainstorm warning signal and/or “extreme conditions” announced by the Hong Kong Government is/are in force in Hong Kong, at 9:00 am (Hong Kong time) on that day, at the same time and place and through the same online platform on Thursday, May 14, 2026) and at any adjournment or postponement thereof and to vote on my/our behalf as directed below or, if no such direction is given, as my/our proxy thinks fit.

Please insert a “✓” in the appropriate spaces below to indicate how you wish your vote(s) to be cast on a poll.

ORDINARY RESOLUTIONS		FOR (Note 4)	AGAINST (Note 4)	VOTE WITHHELD (Note 4)
1.	To consider and adopt the audited Financial Statements, and the Directors’ Report and the Independent Auditors’ Report for the year ended December 31, 2025.
2(A).	To re-elect Dr Dan ELDAR as a Director.
2(B).	To re-elect Dr Weiguo SU as a Director.
2(C).	To re-elect Mr CHENG Chig Fung, Johnny as a Director.
2(D).	To re-elect Ms Edith SHIH as a Director.
2(E).	To re-elect Ms Ling YANG as a Director.
2(F).	To re-elect Dr Renu BHATIA as a Director.
2(G).	To re-elect Dr Chaohong HU as a Director.
2(H).	To re-elect Professor TAN Shao Weng, Daniel as a Director.
2(I).	To re-elect Mr WONG Tak Wai as a Director.
3.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as Independent Auditors for Hong Kong financial reporting and US financial reporting purposes, respectively, and to authorize the Directors to fix the Auditors’ remuneration.
SPECIAL RESOLUTION		FOR (Note 4)	AGAINST (Note 4)	VOTE WITHHELD (Note 4)
4.	To grant a general mandate to the Directors to issue additional shares of the Company. (Note 5)
ORDINARY RESOLUTIONS		FOR (Note 4)	AGAINST (Note 4)	VOTE WITHHELD (Note 4)
5.	To grant a general mandate to the Directors to repurchase shares of the Company. (Note 5)
6.	To approve the adoption of 2026 Share Option Scheme of the Company. (Note 5)

I/We hereby acknowledge and confirm as follows:

(a)	I/we am/are duly authorized by my/our proxy to provide his/her personal information (including the email address) above;

(b)	(where an email address is provided) the Company and its officers and its agents are authorized to send the login details to access the online platform to my/our proxy through the email address provided above;

(c)	I/we have checked and ensured that all information provided in this form of proxy is accurate and complete. Neither the Company nor its officers or its agents assume any responsibility or liability whatsoever in respect of the accuracy or completeness of the information provided by me/us, or in connection with the transmission of the login details or any use of the login details for attending, participating, voting or otherwise;

(d)	if I/we or my/our proxy cast my/our votes through the online platform, such votes are irrevocable once the voting session of the Meeting ends; and

(e)	if my/our proxy has not received the login details by email by 12:00 noon Hong Kong time on Monday, May 11, 2026, I/we understand that I/we should reach out to the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, for assistance.

Date:	2026	Shareholder’s Signature (Notes 6 and 7):

Notes:

1.	Full name(s), address(es) and/or email address(es) (see Note 3 below) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

3.	If any proxy other than the Chairman of the Meeting is preferred, please insert the full name and address of the proxy desired in the space provided, otherwise the proxy will be the Chairman of the Meeting. In order to allow your proxy (other than the Chairman of the Meeting) to attend the Meeting by electronic means through online access at https://meetings.computershare.com/Hutchmed2026AGM (the “Online Platform”), please also insert his/her email address. The email address so provided will be used by the Company, its officers or agents for sending the login details for accessing the Online Platform and voting at the Meeting, so you and your proxy should ensure that the email address provided will be appropriately secure for this purpose. The proxy need not be a shareholder of the Company.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PUT A TICK (✓) IN THE RELEVANT BOX IN THE COLUMN MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PUT A TICK (✓) IN THE RELEVANT BOX IN THE COLUMN MARKED “AGAINST”. IF YOU WISH TO ABSTAIN ON A RESOLUTION, PUT A TICK (✓) IN THE RELEVANT BOX IN THE COLUMN MARKED “VOTE WITHHELD”. The “VOTE WITHHELD” option is provided to enable you to abstain on any resolution. However, it should be noted that a “VOTE WITHHELD” is not a vote in law and will not be counted in the calculation of the proportion of the votes “FOR” and “AGAINST” a resolution. If you leave all the boxes empty for a resolution, your proxy will be entitled to cast your vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any other resolution properly put to the Meeting or abstain at his/her discretion. If you wish to vote part of your shares for, against and/or abstain on the resolution in the event that a poll is called, please insert the number of shares in the relevant box.

5.	The full text of Resolutions 4, 5 and 6 is set out in the notice of the Meeting dated April 10, 2026. Unless otherwise defined, capitalized terms used in this form of proxy (including the resolutions) shall have the same meanings as those defined in the circular of the Company dated April 10, 2026.

6.	This form of proxy must be signed by the appointer, or his/her attorney duly authorized in writing, or if such appointer is a corporation, either under its common seal or under the hand of an officer or attorney so authorized.

7.	In the case of joint holders of any share, this form of proxy must be signed by the shareholder whose name stands first in the register of members of the Company. Where there are joint holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled to it; but if more than one of such joint holders will attend the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect of it.

8.	Where there are joint holders of any share(s) of the Company, any one of such persons may vote at the Meeting, either through Online Platform or by proxy, in respect of such share(s) as if he/she is solely entitled to, but if more than one of such joint holders is present at the Meeting through Online Platform, that only one device is allowed per login or by proxy and that the vote of the senior holder who tenders a vote, whether through Online Platform or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

9.	You are requested to lodge this completed and signed form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, with (i) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or (ii) sent by email to HKProxy@hutch-med.com, in either case, as soon as possible and in any event no later than 48 hours before the time for holding the Meeting or any adjournment or postponement thereof. You are recommended to return the forms of proxy by email where possible and, if you elect to return forms of proxy by post, ample time should be allowed for postal delivery. If you complete, sign and deliver the form of proxy, and do not attend, vote physically at the Principal Meeting Place or electronically through the Online Platform, at the Meeting, a vote given in accordance with the terms of an instrument of proxy or power of attorney shall be valid notwithstanding the revocation of the proxy or the power of attorney or other authority under which the proxy was executed, provided no intimation in writing of such revocation shall have been received by the Company at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong (marked for the attention of the Company Secretary) 48 hours at least before the commencement of the Meeting or adjourned or postponed meeting at which the form of proxy is used.

10.	Completion and return of this form of proxy will not preclude you from attending and voting, physically at the Principal Meeting Place or electronically through the Online Platform, at the Meeting or at any adjournment or postponement thereof if you so wish, and, in such event, the proxy appointment shall be deemed to be revoked.

11.	Any alterations made to this form of proxy must be initialled by the person who signs it.

12.	At the Meeting or at any adjournment or postponement thereof, the Chairman of the Meeting will exercise his power under article 69 of the articles of association of the Company to put each of the above resolutions to the vote by way of a poll. On a poll, every shareholder who attends in person or electronically through the Online Platform or by proxy or (being a corporation) is present by a duly authorized representative attending in person or electronically through the Online Platform shall have one vote for every fully paid share of which the shareholder is the holder.

PERSONAL INFORMATION COLLECTION STATEMENT

(i)	“Personal Data” in this form of proxy has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”), which includes name, address and/or email address of you and your proxy.

(ii)	The supply of your Personal Data and that of your proxy to the Company is on a voluntary basis and such data will be used for processing your instructions as stated in this form of proxy.

(iii)	Your Personal Data and that of your proxy will be disclosed or transferred to the Share Registrars of the Company, their respective agents or contractors, or any other third party service providers of the Company for the purpose of processing your instructions as stated in this form of proxy, or to the relevant parties when it is a requirement to do so by law, for example, in response to a court order or a law enforcement agency’s request, and will be retained for such period as may be necessary for verification and record purposes of the Company.

(iv)	By providing your proxy’s Personal Data in this form of proxy, you should have obtained the express consent (which has not been withdrawn in writing) from your proxy in using his/her Personal Data provided in this form of proxy and that you have informed your proxy of the purpose for and the manner in which his/her Personal Data may be used.

(v)	You and your appointed proxy have the right to request access to and/or correction of the respective Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of Personal Data should be in writing (i) by mail to the Hong Kong Privacy Officer of Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; or (ii) by email to PrivacyOfficer@computershare.com.hk.

Hong Kong Branch Share Registrar: Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong